NEWS RELEASE
For immediate release
January 12, 2006
CanWest Global Communications Corp. Reports Fiscal 2006 First Quarter Results
WINNIPEG — CanWest Global Communications Corp. today reported financial results for the three months ended November 30, 2005, the first quarter of its 2006 fiscal year. Consolidated net earnings were $30 million or $0.17 per share for the quarter compared to consolidated net earnings of $35 million or $0.20 per share for the first quarter of fiscal 2005.
Net earnings in the quarter were positively impacted by a gain of $84 million on the sale of a 26% interest in its newspaper and online assets through the CanWest MediaWorks Income Fund initial public offering (IPO) in October. Net earnings in the quarter were negatively impacted by charges related to the successful tender offers to settle substantially all of the Company’s 10 5/8% Senior Subordinated Notes due 2011 and 7 5/8% Senior Unsecured Notes due 2013 and associated losses on the settlement of interest rate and cross currency swaps. Excluding the effects of these non-recurring charges and comparable charges in the prior year, earnings after taxes would have been approximately $82 million or $0.46 per share compared to $96 million or $0.54 per share in the same period last year.
The Company’s consolidated revenues for the quarter decreased by 1% to $860 million compared to consolidated revenues of $873 million for the same period in the prior year. Consolidated EBITDA1 for the quarter ended November 30, 2005 was $239 million compared to consolidated EBITDA of $290 million for the same period in the prior year.
Commenting on the results, Leonard Asper, CanWest’s President and Chief Executive Officer, said, “The benefits of the Company’s five year program of improving its balance sheet and financial flexibility were evident in the quarter as financing costs declined by $21 million over the same period last year. In spite of difficult market conditions for the income trust sector, the successful IPO of our newspaper and online divisions transformed the Company. The IPO enabled the Company to repay $400 million of debt, reduce CanWest corporate debt by $1.4 billion and provides the Company with a vehicle for further acquisitions, which we intend to pursue on an accretive basis.”
First quarter operating results reflect the varying market conditions across our properties. Revenues at our newspaper and online operations continued to demonstrate strong performance with increases of 5% in the quarter. Conventional television in Canada was soft in the first quarter reflecting a combination of difficult market conditions for the sector, the time lag in which ratings gains achieved over the past two quarters will translate into higher revenues which we anticipate for fiscal 2007 and 2008, and higher program investments. CanWest’s specialty television channels continued to post healthy profits over last year. Performance at the National Post improved significantly in the quarter with operating results up 35% over last year.

While the advertising market conditions in our international operations were not as strong as past years during which time our operations averaged double digit growth rates in revenues and EBITDA, contributions from our international operations remained solid this quarter. In addition, the strengthening Canadian currency had a negative impact on consolidated results. Mr. Asper added, “Our outlook for the balance of the fiscal year remains cautious as we expect continued softness in our Canadian conventional television business and stable performance from our remaining operations. In order to re-establish revenue growth at Global, we will continue to invest in programming in order to return it to a position of ratings dominance. Cost containment across all of our businesses remains a top priority. The rebuilding of CanWest’s balance sheet over the past five years will continue to benefit shareholders through lower financing costs while providing the Company additional financial flexibility.”
Highlights of the first quarter include the following:
•	CanWest completed the initial public offering of its newspaper and online assets in October 2005. Proceeds from the transaction were used to reduce CanWest consolidated debt by approximately $400 million.

•	CanWest’s distributions from the CanWest MediaWorks Income Fund totaled $19.5 million for the first quarter.

•	CanWest received interim dividends and interest on its subordinated debentures from TEN in the aggregate amount of A$63.5 million in December 2005.

•	TEN successfully completed the private placement of A$150 million 10 year floating rate senior notes in the US debt market at attractive rates in December, 2005 thus strengthening TEN’s balance sheet and providing financial flexibility for future growth opportunities.

•	TEN and Seven Network successfully announced the acquisition of Australian Football League (AFL) television rights for the 2007-2011 seasons with games being allocated to the networks on a mutually beneficial relationship. The continuation of its relationship with the AFL will continue to position TEN as the leading network for big event television.

•	The Company has concluded an agreement to sell its interest in Internet Broadcasting Systems, Inc. for cash consideration of US$8 million.

•	Eye Corp. was awarded a multi-year contract by the Civil Aviation Authority of Singapore to manage the advertising concession at Singapore Changi Airport starting January 1, 2006. The concession includes sales and marketing for all static, digital and ambient advertising displays in the terminals, including the new landmark terminal scheduled to open in 2008.

•	Entertainment Tonight Canada continues to demonstrate strong ratings growth in its core demographic of adults 18-49 while serving as a strong platform to the remaining Global prime-time lineup.

•	This fall season, within its core demographic of adults 18-49, Global has increased its presence in the top 20 programs with 9 and 8 of the top 20 in Vancouver and Toronto respectively.

•	In New Zealand, TV3’s flagship news program 3 News won the prestigious Qantas Television Award for the best news program in New Zealand. In addition, TV3’s programming also won Qantas Television Awards for best current affairs program, best drama and best comedy.

•	CanWest re-launched canada.com, Canada’s leading online news, entertainment and information site, on a new platform providing consumers more interactive features, a new online auto portal (driving.ca), more video programming and new search capabilities from Google.

•	Specialty television subscribers of CanWest’s services climbed to 10.67 million as Prime and the Digital channels continued to benefit from the growth in the size of the digital cable and satellite markets.
This news release contains certain comments or forward-looking statements that are based largely upon the Company’s current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.
The Company’s financial statements are available on the Company’s website: www.canwestglobal.com.
CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.
For further information contact:

Geoffrey Elliot	John Maguire
Vice President, Corporate Affairs	Chief Financial Officer
Tel: (204) 956-2025	Tel: (204) 956-2025
Fax: (204) 947-9841	Fax: (204) 947-9841
gelliot@canwest.com	jmaguire@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars)

	For the three months ended
	November 30,
	2005	2004

REVENUE
Publications and online — Canada	341,298	325,759

Television
Canada	187,075	200,281
Australia — Network TEN	230,696	246,851
New Zealand — 3 and C4	36,100	35,751
Ireland — TV3	12,046	11,321

	465,917	494,204

Radio — New Zealand	23,572	23,763

Outdoor — Australia	29,674	28,904

CONSOLIDATED REVENUE	860,461	872,630

SEGMENT OPERATING PROFIT
Publications and online — Canada	81,624	85,651

Television
Canada	28,970	55,492
Australia — Network TEN	104,490	120,192
New Zealand — 3 and C4	12,275	14,529
Ireland — TV3	5,725	4,641

	151,460	194,854

Radio — New Zealand	7,018	7,738

Outdoor — Australia	7,469	7,793

	247,571	296,036

Corporate and other	(8,657)	(6,150)
Ravelston management contract termination	—	(281)

OPERATING PROFIT (EBITDA)(1)	238,914	289,605

(1)	EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, interest rate and foreign currency swap losses, foreign exchange gains (losses), investment gains, losses and write-downs, loss on debt extinguishment, minority interests, interest in earnings of equity accounted affiliates, realized currency translation adjustments and earnings (loss) from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended
	November 30,	November 30,
	2005	2004

Revenue	860,461	872,630
Operating expenses	431,258	409,643
Selling, general and administrative expenses	190,289	173,101
Ravelston management contract termination	—	281

	238,914	289,605
Amortization of intangibles	5,575	4,939
Amortization of property, plant and equipment	23,728	21,680
Other amortization	1,474	1,179

Operating income	208,137	261,807
Interest expense	(52,634)	(73,208)
Interest income	501	646
Amortization of deferred financing costs	(1,949)	(2,201)
Interest rate and foreign currency swap losses	(120,539)	(44,598)
Foreign exchange gains (losses)	(574)	10,496
Investment gains, losses and write-downs	85,135	1,635
Loss on debt extinguishment	(116,589)	(43,992)

	1,488	110,585
Provision for (recovery of) income taxes	(70,405)	37,183

Earnings before the following	71,893	73,402
Minority interests	(43,715)	(38,407)
Interest in earnings of equity accounted affiliates	830	451
Realized currency translation adjustments	(116)	—

Net earnings from continuing operations	28,892	35,446
Earnings (loss) from discontinued operations	1,058	(31)

Net earnings for the period	29,950	35,415

Earnings per share from continuing operations:
Basic	$0.16	$0.20
Diluted	$0.16	$0.20
Earnings per share:
Basic	$0.17	$0.20
Diluted	$0.17	$0.20